

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2024

Kendrew Hartanto
Chief Executive Officer
BrilliA Inc
220 Orchard Road
Unit 05-01, Midpoint Orchard
Singapore 238852

> **Re: BrilliA Inc**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted May 14, 2024**
> **CIK No. 0002000230**

Dear Kendrew Hartanto:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2024, letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note that you have revised footnote 1 to the table on your prospectus cover to refer to the low end of the price range, rather than to the mid-point as is customary. Please revise or provide your analysis as to why you believe it is appropriate to disclose the minimum proceeds pursuant to Item 501(b)(3) of Regulation S-K.

BrilliA, Bra Pro, BrilliA Singapore and MAP - Group Reorganization, page iii

2. We have reviewed your disclosures in response to our prior comment 4. In the last bullet point on page iv, please further disclose if true, the reasons why no historical financial

statements are presented for BrilliA Inc., (the Registrant), as it is a holding company with no material assets, liabilities, revenues and has conducted no material business operations since its formation on July 14, 2023.

Risk Factors

Risks Related to Our Business and Industry

There could be a potential conflict of interest between our controlling shareholder...., page 10

3.   Please revise the reference to Mr. Salim's "beneficial interest" in PT Diana Mode Indonesia to disclose his ownership interest and management role(s), clearly indicating whether he controls that company and whether and how he will benefit from the DIANA license and from your development of the DIANA brand.

Our business and operations may be affected by our ability to enter into or renew the existing license agreement for the DIANA Brand, page 13

4.   We note your response to our prior comment 25. Please expand your disclosure to more fully discuss the material risks associated with the Company developing a licensed related-party brand. For instance, and without limitation, we note that the Company expects to develop and market the brand as described on pages 12-13, using 15% of the net offering proceeds as described on page 28, but it appears that the benefits thereof will accrue to Mr. Salim, and not to the Company, if the Diana license is terminated, restricted, or non-renewed. Revise to disclose this and other potential risks related to investing resources to develop and market the DIANA brand, including risks to your other lines of business, financial condition, and results of operations. Clearly disclose the consequences, including quantification of amounts where possible, if the DIANA license is terminated, restricted, or non-renewed and your business plan can no longer be pursued. In addition, revise disclosure in the caption and text of this risk factor that indicates you have not yet entered into the license agreement for consistency with disclosure elsewhere.

Our controlling shareholder may have potential conflicts of interest with us...., page 21

5.   We note your response to our prior comment 12. Please further revise to disclose the management roles that Mr. Salim holds with the Company (*i.e.,* in addition to his controlling shareholder interest), and to describe his resulting ability to influence or control the Company's business and operations. Additionally discuss Mr. Salim's roles as marketing consultant and commissioner, as referenced on page 108, and clarify what the role of "commissioner" entails.

Capitalization, page 29

6.   We have reviewed your revisions in response to prior comment 13. Please address the following:

   •   In the first bullet point, expand the description that "on an actual basis" reflects the total capitalization of Bra Pro as the accounting acquirer of BrilliA Inc., the accounting acquiree which has no operations. Provide a cross-reference to the relevant discussion thereof for further details.

- Revise the shareholders' equity section to provide separate equity sections of Bra Pro as distinct from the equity line items of the pro forma combined reorganized entity. In this regard, we note the actual equity line items of Bra Pro are ordinary paid-in capital and retained earnings, whereas the other equity line items appear to be representative of the pro forma combined reorganized entity and as further adjusted for the effects of the IPO. Please revise to group the respective equity lines of Bra Pro and those of the pro forma combined company separately.

- For the equity line item of Class A Shares, clarify in the description that the outstanding shares of 20,000,000 is shown on a pro forma basis, rather than actual basis. Similarly for the equity line item of Class B Shares, clarify in the description that the outstanding shares of 5,000,000 is shown on both a pro forma and pro forma as adjusted basis, rather than actual basis.

- Provide a footnote explanation of the equity line items Merger reserve and Non-controlling interests, and as how they was determined, as we assume these are equity line items pertaining to the reorganized pro forma combined company, BrilliA Inc.

- We anticipate after the above revisions that there will be no outstanding amounts for the equity line items of Bra Pro shown in the columns of Pro Forma and Pro Forma As Adjusted. Given that Bra Pro will be reflected as a consolidated entity, these respective columns should instead only reflect the effects of the reorganized pro forma combined company, and as further adjusted for the effects of the IPO.

History and Corporate Structure, page 32

7. Refer to the last sentence in the first paragraph under Corporate Structure. Please reconcile the paid-up capital of BrilliA of US$500 of Class B Shares and US$6,600,000 of Class A Shares with the respective paid-in capital line items in the Capitalization table on page 29, which have no amounts shown within the pro forma column. Also, refer to the third paragraph under Basis of Consolidation and describe the relationship between Mr. Koh Wah Seng Philip, the sole owner of BrilliA Singapore prior to the March 7, 2024, share exchange agreement, with that of the owners of BrilliA Inc. We note you disclose that Mr. Koh Wah Seng Philip was deemed as a transitory to facilitate the acquisition of MAP by BrilliA.

8. Your disclosure in response to our prior comment 16 appears to indicate that the corporate reorganization has been completed. Please revise the following language on page 33 accordingly, or advise: "The chart below sets out our corporate structure on an assumed basis upon completion of the reorganization."

Unaudited Pro Forma Condensed Combined Financial Information, page 35

9.   In the first paragraph of the introductory on page 35, clarify that you are presenting a pro forma statement of financial position for the most recent balance sheet date (*i.e.*, September 30, 2023) presented in the filing. The fiscal year ended March 31, 2023, pro forma statement of financial position is not required and can be omitted. Refer to Rule 11-02(c)(1) of Regulation S-X. Also, pro forma statements of profit or loss and other comprehensive income should be provided for all periods for which historical financial statements are required in the filing, given the accounting treatment of reorganization of the common control entities. Refer to Rule 11-02(c)(2)(ii) of Regulation S-X. In this regard, pro forma statements of profit or loss and other comprehensive income are to be provided for the years ended March 31, 2022 and 2023, and the subsequent six months interim period ended September 30, 2023, and comparable six months ended September 30, 2022.

10.   Refer to the fifth paragraph of the introductory section on page 35 and clarify that the pro forma adjustments and allocation of the purchase price are based on historical cost with no adjustments of fair value, given you are applying the pooling of interest method of accounting (due to the common control nature) to the reorganization transaction. Your current disclosure states the adjustments and allocations are based in part on provisional estimates of the fair value of assets acquired and liabilities assumed and that any final adjustments "could affect the fair value" assigned.

11.   We have reviewed your revisions made in response to prior comment 47. Please expand to address the following:

•   Disclose on the introductory page of the pro forma financial statements if true, that no historical financial statements of BrilliA Inc. or BrilliA Singapore are provided in the filing, as each entity had no material assets, liabilities, revenues or operations since their formations.

•   As previously requested, include sub-totals and totals of your transaction accounting adjustments column on both the pro forma statements of financial position and pro forma statements of profit or loss.

•   Revise the historical amounts for MAP in the pro forma statement of profit or loss for the six months ended September 30, 2023 on page 37 to agree with the related amounts disclosed in MAP's unaudited interim financial statements on page F-91.

•   Provide us with your computation of each of the adjustment amounts shown in the equity section of the September 30, 2023 statements of financial position on page 37 and tell us how they relate to the respective narrative adjustment descriptions on page 38.

- Refer to page 41 and provide us with your computation of adjustment (c), as the disclosure of the number of pro forma weighted average shares does not agree with the data shown on page 40.

Industry Overview, page 55

12. We note your response to our prior comment 18. However, it continues to appear that most of the information and data in this section have been derived from a third-party commissioned report. Please revise or tell us why you believe it is appropriate to include 14 pages of graphics and accompanying test from this report in your prospectus. Refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations for guidance. In this regard, we note that graphics should accurately represent your current business and not be confusing.

Intellectual Property, page 90

13. We note your response to previous comment 26, and your disclosure here that the DIANA brand was previously licensed by PT Gunung Mas International before PT Gunung transferred all rights, ownership, and interests in the DIANA trademarks to PT Diana Mode Indonesia. Please revise this section to clarify whether there is any relationship between Mr. Salim and PT Gunung, and include appropriate disclosure within the related party transactions section.

Property, page 93

14. We note your response to prior comment 30, and reissue in part. Please revise your disclosure to provide the information required by Item 4(a) of Form F-1 and Item 4.D of Form 20-F. Specifically, please clarify the business purpose of the leased apartment.

Related Party Transactions, page 107

15. We note your response to our prior comment 36 and reissue it. Please revise this section to provide the information required by Item 4(a) of Form F-1 and Item 7.B of Form 20-F. Your revised disclosure should clearly describe the nature and extent of any transactions which are material or unusual in their nature or conditions, and the amount of outstanding loans and other information required by Item 7.B of Form 20-F. Without limitation, provide such disclosure with respect to the underlying transactions reported in the table of "Net outstanding balances with related parties." In addition, clarify the nature of the relationships and quantify the equity interests referenced in the table on page 107. File any related party contract required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Index to Financial Statements, page F-1

16. Refer to the September 30, 2023, unaudited interim financial statements of both Bra Pro and MAP. Provide disclosure under Basis of Preparation on pages F-37 and F-97 as to

whether the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Also disclose if all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.

17. We note the March 31, 2023, audited financial statements of both Bra Pro and MAP are older than 12 months at the date of this amended registration statement. Please be advised that since this is an initial public offering of your ordinary shares, you are required to provide updated annual financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, you should provide the representations required by Instruction 2 to Item 8.A.4 in an exhibit to the filing.

 Please contact Beverly Singleton at 202-551-3328 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ye Mengyi "Jason"